SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Opexa Theraputics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68372T103

(CUSIP Number)

Nicholas Zocchi 400 south point drive, unit 2405 Miami beach, Florida 33139 (Tel.) (305) 532 5176

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

September 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 68372T103	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Nicholas Zocchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,585,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,585,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.97%**
14	TYPE OF REPORTING PERSON* IN

* Includes 1,525,000 shares held by Kenilworth Ventures Inc. Profit Sharing Plan.

**   The calculation of percentage ownership is based on 22,729,487 shares of Common Stock outstanding as of September 25, 2013, including 20,114,790 shares of Common Stock as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2013; 900,000 shares of Common Stock sold upon partial exercise of the overallotment option granted to the underwriters in the Issuer’s underwritten public offering, as announced in the Issuer’s report on From 8-K dated September 11, 2013, and 1,714,697 shares of Common Stock issued on September 24, 2013 upon conversion of certain convertible promissory notes as announced in the Issuer’s report on Form 8-K dated September 25, 2013.

CUSIP No. 68372T103	13D	Page 3 of 6

1	NAME OF REPORTING PERSON Kenilworth Ventures Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,525,000***
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,525,000***
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON* EP

*** Nicholas J. Zocchi owns 100 per cent of the issued and outstanding stock of Kenilworth Ventures, Inc. and is the President of Kenilworth Ventures, Inc. and has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

CUSIP No. 68372T103	13D	Page 4 of 6

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Opexa Theraputics Inc.., a Texas corporation (the “ Issuer ”), whose principal executive offices are located at 2635 Technology Forest Blvd., The Woodlands, Texas 77381. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,585,000, which constitutes approximately 6.97% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by on behalf of (1) Nicholas Zocchi (“Mr. Zocchi”); and (2) Kenilworth Ventures Inc. Profit Sharing Plan., a employee benefit plan for Kenilworth Ventures Inc., a Florida corporation (“Kenilworth”). Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Zocchi’s principal business address is 400 South Point Drive, Unit 2405, Miami Beach, Florida 33139. Mr. Zocchi’s principal occupation is a registered representative, registered with FINRA. Mr. Zocchi is a United States citizen.

Mr. Zocchi is the President and 100% shareholder of Kenilworth. The principal business of Kenilworth is to make investments in, buy, sell, hold, pledge and assign securities.   The principal business address of Kenilworth is 400 South Point Drive, Unit 2401, Miami Beach, Florida 33139.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Zocchi disclaims beneficial ownership of 10,000 shares of Common Stock owned by his wife.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Kenilworth that is held in the Kenilworth Ventures Inc. Profit Sharing Plan was acquired with working capital of Kenilworth set aside for the general purpose of investing.  The Common Stock beneficially owned by Mr. Zocchi that is held in his in his IRA account was acquired with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock that they beneficially own in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

CUSIP No. 68372T103	13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer (a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D. (b) The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates. (c) The Reporting Persons purchased Common Stock in open market transactions in the last 60 days as follows:

	Nicholas Zocchi
Date of Transaction	Number of Shares Purchased	Price Per Share
August 8, 2013	50,000	1.49
August 19, 2013	3,500	1.45
September 9, 2013	6,500	1.64

	Kenilworth Ventures Inc. Profit Sharing Plan
Date of Transaction	Number of Shares Purchased	Price Per Share
August 8, 2013	150,000	1.49
August 9, 2013	150,000	1.40
August 12, 2013	150,000	1.32
August 14, 2013	170,000	1.36
August 15, 2013	155,000	1.34
August 15, 2013	25,000	1.37
August 16, 2013	100,000	1.40
August 19, 2013	40,000	1.47
August 20, 2013	10,000	1.43
September 9, 2013	3.500	1.55
September 19, 2013	200,000	1.71
September 20, 2013	273,400	1.78
September 23, 2013	98,100	1.79

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

CUSIP No. 68372T103	13D	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

By:	/s/ Nicholas Zocchi
Nicholas Zocchi

Kenilworth Ventures, Inc.

By:	/s/ Nicholas Zocchi
Nicholas Zocchi, President